November 2, 2010

Ms. Dorothy A. Berry
Chair - Governing Council
Independent Directors Council
1401 H Street, NW
Suite 1200
Washington, D.C. 20005

Ms. Jameson A. Baxter
Chair
Mutual Fund Directors Forum
1501 M Street, NW
Suite 1150
Washington, D.C. 20005

Dear Ms. Berry and Ms. Baxter:

In connection with an ongoing review of fund directors' duties under the Investment Company Act of 1940 (the "Act") by the Division of Investment Management (the "Division"),[1] we understand that there may be some confusion regarding fund directors' responsibilities to make determinations under Rules 10f-3, 17a-7 and 17e-1 under the Act. We therefore are providing the following guidance.

A number of provisions of the Act and rules thereunder rely on fund boards to protect fund shareholders in conflict of interest situations.[2] In particular, Section 10(f) of the Act prohibits a fund from engaging in certain affiliated transactions, and Sections 17(a) and 17(e) of the Act prohibit affiliated persons of a fund from engaging in certain affiliated transactions.[3] Certain

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1 This review was informally referred to by the Division's Director, Andrew J. Donohue, as the "Director Outreach Initiative." During the course of the Director Outreach Initiative, Director Donohue attended numerous meetings with fund boards, and the Division received many comments and recommendations from fund boards and other interested parties, including you. *See* Comment Letter of Independent Directors Council (Feb. 26, 2008), *available at* http://www.ici.org/pdf/22275.pdf and Comment Letter of the Mutual Fund Directors Forum (May 2, 2008), *available at* http://www.mfdf.org/images/uploads/newsroom/DirectorDutiesMFDFLetterMay22008.pdf.

2 Congress mandated a specific role for fund directors and assigned them certain responsibilities to oversee conflicts. In particular, Congress mandated a specific role for independent directors. In an often-cited decision, the Supreme Court, in examining the legislative history of the Act, elaborated: "Congress' purpose in structuring the Act as it did is clear. It 'was designed to place the unaffiliated directors in the role of 'independent watchdogs.''" Burks v. Lasker, 441 U.S. 471, 484 (1979) (quoting Tannenbaum v. Zeller, 552 F.2d 402, 406 (2d Cir. 1977)). The Court further noted, "[the unaffiliated directors] would 'furnish an independent check upon the management' of investment companies." *Id.* (quoting *Hearings on H.R. 10065 Before a Subcomm. of the House Comm. on Interstate and Foreign Commerce,* 76th Cong., 3d Sess., 109 (1940)).

3 Section 10(f) of the Act generally prohibits a fund from acquiring securities during an underwriting syndicate in which an affiliated person of the fund is participating. Section 17(a) of the Act generally prohibits an affiliated person of a fund from knowingly selling any security to, or knowingly purchasing

rules promulgated under these sections, including Rules 10f-3,[4] 17a-7[5] and 17e-1,[6] give fund boards the authority to permit various types of otherwise prohibited transactions without prior review and approval by the Securities and Exchange Commission (the "Commission") of individual exemptive applications.

Rules 10f-3, 17a-7 and 17e-1 each require a fund board to make a determination, no less frequently than quarterly, that each transaction made during the preceding quarter was effected in compliance with procedures reasonably designed to provide that the transactions comply with the requirements of the relevant rule. We understand that some fund boards believe that, especially in light of the subsequent adoption by the Commission in 2003 of Rule 38a-1 under the Act (otherwise known as the compliance rule),[7] a fund board can delegate its responsibility to make the determinations required under these rules. We disagree.

The Commission, in adopting Rules 10f-3, 17a-7 and 17e-1 did not provide that a fund board's determinations under each of these rules could be delegated.[8] Rather, the clear wording

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any security from, the fund in a principal transaction. Section 17(e) of the Act generally prohibits an affiliated broker of a fund from effecting fund transactions on a securities exchange if the affiliated broker receives a commission, fee or other remuneration that exceeds the "usual and customary broker's commission."

4 Rule 10f-3 under the Act permits a fund to purchase securities from an affiliated syndicate as long as certain conditions are satisfied. Rule 10f-3 requires that the fund's board, including a majority of independent directors, approves procedures that are reasonably designed to provide that the Rule 10f-3 transactions comply with the conditions of the rule, approves changes to the procedures as the board deems necessary, and determines no less frequently than quarterly that all Rule 10f-3 transactions made during the preceding quarter were effected in compliance with the approved procedures.

5 Rule 17a-7 under the Act provides an exemption from Section 17(a)'s prohibitions so long as certain conditions are met. Rule 17a-7 requires that a fund's board, including a majority of the independent directors, adopts procedures that are reasonably designed to provide that the Rule 17a-7 transactions comply with the conditions of the rule, approves changes to the procedures as the board deems necessary, and determines no less frequently than quarterly that all Rule 17a-7 transactions made during the preceding quarter were effected in compliance with the approved procedures.

6 Rule 17e-1 under the Act provides that a commission, fee or other remuneration will not be deemed to exceed the "usual and customary broker's commission" if, among other things, the commission, fee or other remuneration is "reasonable and fair" compared to the commission, fee or other remuneration received by other brokers in connection with comparable transactions involving similar securities during a comparable period of time. Rule 17e-1 requires that the board of directors, including a majority of independent directors, adopts procedures that are reasonably designed to provide that a commission, fee or other remuneration is consistent with the requisite rule standard, approves changes to the procedures as the board deems necessary, and determines no less frequently than quarterly that all Rule 17e-1 transactions made during the preceding quarter were effected in compliance with the approved procedures.

7 *See Compliance Programs of Investment Companies and Investment Advisers*, Investment Company Act Release No. 26299 (Dec. 17, 2003).

8 Where the Commission has wanted to permit delegation in connection with these rules, it has done so clearly. In amendments to each of these rules, the Commission stated that boards may delegate to a

of each rule provides that the board itself must make such determinations. These rules, however, do not specify how fund boards should make such determinations. These rules do not specifically require the directors to review each transaction in order to make the required determinations.

We believe that fund boards may, where consistent with the prudent discharge of their fiduciary duties, make these determinations in reliance on summary quarterly reports of the transactions effected in reliance on one or all of these rules in the prior quarter. Consistent with this guidance, some fund boards may decide that it is necessary or appropriate to review each transaction in order to make the required determinations under each relevant rule. For example, boards to those funds with fewer transactions may determine to review each transaction. Other fund boards may decide to make the required determinations based on summary quarterly reports (prepared by the fund's chief compliance officer ("CCO") or other designated persons) of the transactions effected in reliance on one or all of these rules in the prior quarter.[9] For some boards, the fund's CCO may be the appropriate person to provide the boards with such summary reports. In addition, under appropriate circumstances, fund boards also would have the flexibility to tap other relevant expertise to assist in the quarterly review process (*e.g.*, some combination of fund counsel, counsel to the independent directors, investment adviser personnel, and/or independent third parties).[10]

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directorial committee or other persons associated with the fund the task of drafting the relevant procedures for the board's consideration. For example, with regard to Rule 10f-3, the Commission stated:

> The board of directors may delegate to a directorial committee or other persons associated with the investment company the drafting task of preparing recommended procedures to be considered by the board as a whole. Of course, the board is responsible for any procedures that it ultimately chooses. See Lasker v. Burks, 47 U.S.L.W. 4494, 4496 n.10 (May 15, 1979) (minimum standards applying to decisions which investment company directors may be called upon to make). Moreover, in considering whether to adopt a particular set of procedures, the board may wish to request from the initial draftsmen all information as may reasonably be necessary to determine if the proposed procedures would comply with the requirements of paragraph (h)(1) of the rule. *See Exemption of Acquisition of Securities During the Existence of Underwriting Syndicate*, Investment Company Act Release No. 10736 n. 6 (June 14, 1979).

9 It is important to note that, even if fund boards do not review the details of each transaction under these rules, boards nonetheless should have a process in place reasonably designed to ensure that transactions are effected in a manner that is consistent with the board-approved procedures and the relevant rules. *See* Rule 38a-1. We note that transactions under Rules 10f-3, 17a-7 and 17e-1 may also raise issues under other provisions of the federal securities laws that may need to be addressed as part of a fund's compliance procedures. For example, as we stated in a prior no-action letter, "[b]efore causing funds that it manages to enter into 17a-7 transactions, an investment adviser should carefully consider, among other things, its duty to seek best execution for each fund and its duty of loyalty to each fund." *See* Federated Municipal Funds, SEC No-Action Letter (Nov. 20, 2006).

10 In this regard, state law generally requires directors to have a reasonable basis to rely on others. *See, e.g.*, MD. CODE ANN., CORPS. & ASS'NS § 2-405.1 (2010); Mass. Gen. Laws Ann. ch. 156B, § 65 (2010); DEL. CODE ANN. tit. 8, § 141 (2010).

Even if boards rely on the CCO or others, consistent with this guidance, to provide them with summary quarterly reports of the transactions effected in reliance on Rules 10f-3, 17a-7 and 17e-1, we emphasize that boards still retain ultimate responsibility for making the quarterly determinations required by these three rules, and boards cannot delegate such responsibility. As a result, even if the directors rely on others to investigate the details of each transaction, they need to be appropriately vigilant to ensure that they have sufficient information to be alerted to issues raised by these conflict transactions.[11] In addition, because directors may be heavily reliant on others with respect to these transactions, it is essential that all involved in reviewing these conflicts transactions and in preparing summary reports do so diligently.[12]

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We hope that this guidance clarifies our views regarding fund boards' quarterly review obligations under Rules 10f-3, 17a-7 and 17e-1 under the Act. We would appreciate your sharing this letter with your members.

Michael S. Didiuk
Attorney-Adviser

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11 We are concerned that some commenters have characterized the current process as "mechanical."

12 In another context, the staff commented on the fund board's review and evaluation of conflict transactions:

> Meaningful dialogue is particularly important where the board is evaluating the types of transactions permitted by the Exemptive Rules [including these three rules]. A board can most effectively manage the conflicts of interest inherent in these transactions where the board culture encourages rather than stifles open and frank discussion of what is in the best interest of the fund. This is especially true in connection with the conflicts of interest presented by these transactions because the best interest of the fund frequently is different from the best interest of the fund's management company. Staff Report to the U.S. Securities and Exchange Commission, *Exemptive Rule Amendments of 2004: The Independent Chair Condition*, April 2005.

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